FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated June 24, 2024

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

The Bank of Spain has formally notified the new binding minimum requirement for own funds and eligible liabilities (“MREL”), both total and subordinated, for the resolution group headed by Banco Santander1 (the “Resolution Group”), as determined by the Single Resolution Board (“SRB”). This notification (the “current notification”) replaces and supersedes the previously applicable notification which was announced as other relevant information on 18 May 2023 (CNMV registration number 22603) (the “former notification”).

In accordance with the current notification, the Resolution Group must comply with the following MREL requirements 2 3 4:

1 In accordance with the Multiple Point of Entry (“MPE”) resolution strategy of Grupo Santander as determined by the SRB:

-	the Resolution Group is composed of Banco Santander and its relevant subsidiaries belonging to the same resolution group, mainly the entities of the sub-groups headed by Santander Consumer Finance, S.A., Open Bank, S.A. and Santander Totta SGPS, S.A. (the “Resolution Group”);

-	a portion of the MREL requirement is calculated based on the intragroup exposures between the Resolution Group and the other resolution groups of Santander Group.

2 The current notification adjusts the current MREL requirement in terms of TREA set out in the former notification, with the aim of reflecting the Pillar 2 requirement of 1.50% of Banco Santander’s risk-weighted assets at an individual level, so such requirement becomes 29.69%, instead of the former 29.81%, and is applicable until 31 December 2024. The total MREL requirement in terms of LRE, the current Subordinated MREL requirement in terms of TREA, and the current Subordinated MREL requirement in terms of LRE remain unchanged and applicable until 31 December 2024.

3 The MREL requirement (“Total MREL”) is expressed as percentages of the Resolution Group’s total risk-weighted assets (Total Risk Exposure Amount, “TREA”) and of leverage exposure (Leverage Ratio Exposure, “LRE”) as of 31 December 2022. Within this Total MREL, a requirement which must be met through own funds and subordinated eligible liabilities (“Subordinated MREL”) has been determined. The MREL requirement in terms of TREA and the subordination requirement in terms of TREA do not include the applicable Combined Capital Buffer. The Combined Capital Buffer applicable on the TREA, in accordance with the applicable regulation and the supervisory criteria, is currently 4.09%. Total MREL requirement plus the Combined Capital Buffer applicable on the TREA is: (i) currently 33.78%; (ii) 36.48% as of 1 January 2025; and (iii) 37.68% as of 24 June 2025.

4 The new Total MREL requirements and the dates on which such requirements come into effect have been determined by the resolution authorities of Santander Group in application of an adjusted regime related to holdings of eligible liabilities instruments held in certain subsidiaries not belonging to the Resolution Group, in accordance with articles 72e(4) and 477a of Regulation (EU) 575/2013. For the sake of clarity, the date of 24 June 2025 results from the passing of twelve months from the date of receipt of the current notification, as determined by the SRB.

As of 31 March 2024, the structure of own funds and eligible liabilities of the Resolution Group meets the requirements of Total MREL and Subordinated MREL5.

Boadilla del Monte (Madrid), 24 June 2024

5 As of 31 March 2024, with 11 resolution groups:

-	The TREA total amount of the Resolution Group is EUR 417,458 million.

-	The LRE total amount of the Resolution Group is EUR 989,913 million.

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of the Banco Santander, S.A. (Santander) Q1 2024 Financial Report, published on 30 April 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Third Party Information

In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this document. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 24, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance